**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated August 12, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     **No X**

Enclosure: Press release     **ANGLOGOLD     ASHANTI     AND     B2GOLD     AMEND GRAMALOTE JOINT VENTURE AGREEMENT**



**AngloGold Ashanti Limited**
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

# News Release

12 August 2010

## ANGLOGOLD ASHANTI AND B2GOLD AMEND GRAMALOTE JOINT VENTURE AGREEMENT

AngloGold Ashanti is pleased to announce that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold will retain its 51% interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.

As part of the amendment, the companies have also agreed to a budget for the Gramalote Project, for the second half of 2010 totalling US$9.18 million. This budget will fund 10,000 metres of diamond drilling for the exploration of additional targets on the property, infill drilling of the Gramalote deposit and drilling for metallurgical test samples during this period to end 2010. In addition, the budget will fund feasibility work including additional environmental studies, metallurgical test work and engineering. The joint venture will continue work on safety, health and environmental projects and will continue to work with government and local communities on social programs.

AngloGold Ashanti and B2Gold plan to continue the exploration and feasibility work into 2011 and 2012, with the goal of completing a final feasibility study by the end of 2012. A further program and budget for exploration and feasibility in 2011 is to be approved by the end of November, 2010. Each joint venture partner will fund their share of expenditures pro rata to their shareholding in the Gramalote Joint Venture.

AngloGold Ashanti and B2Gold have also agreed as follows regarding AngloGold Ashanti's rights and restrictions regarding its holding of securities of B2Gold:

- AngloGold Ashanti will continue to have a pre-emptive right to subscribe on a pro rata basis for new offerings of shares or convertible securities of B2Gold so as to maintain its percentage (currently 10.2%) holding of B2Gold's outstanding shares;
- AngloGold Ashanti has also agreed to reinstate certain standstill provisions that limit its ability to acquire additional shares of B2Gold or otherwise seek to acquire control of B2Gold alone or jointly with others; and

- In the event that AngloGold Ashanti wishes to sell its shares or warrants in B2Gold for so long that AngloGold Ashanti holds an interest of equal to 5% or more in B2Gold then AngloGold Ashanti will provide B2Gold with a first opportunity to seek purchasers for such securities at prices specified by AngloGold Ashanti, provided that if B2Gold is unable to sell such securities following two such referrals/notices by AngloGold Ashanti, then AngloGold Ashanti shall be free to sell such securities without any further restriction.

Commenting on the agreement, Ron Largent, AngloGold Ashanti's Executive Vice President for the America's said "We are pleased to have reached agreement with our partner B2Gold that will allow for further exploration, feasibility studies and development of the Gramalote Project in Colombia. Colombia is an important and significant component of AngloGold Ashanti's resource base and future production potential and we look forward to taking the Gramalote Project forward in parallel with our other development projects and exploration initiatives in this country"

**ENDS**

**Contacts**

| | Tel: | | | E-mail: |
|---|---|---|---|---|
| Alan Fine (Media) | +27 (0) 11 637- 6383 | / | +27 (0) 83 250 0757 | afine@anglogoldashanti.com |
| Sicelo Ntuli (Investors) | +27 (0) 11 637-6339 | / | +27 (0) 71 608 0991 | sntuli@anglogoldashanti.com |
| Stewart Bailey (Investors) | +1 212 836 4303 / +27 (0) 82 330 9628 | / | +1 646 338 4337 | sbailey@anglogoldashanti.com |

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, the resumption of production at AngloGold Ashanti's mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company's annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  August 12, 2010

By:     /s/  L Eatwell_____
Name: L EATWELL
Title:   Company Secretary